SECI 20010752

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-70190

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 15, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DALKEITH GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

617 Berme Road
(No. and Street)

High Falls	NY	12440
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C Bender 646.290.7248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
FEB 28 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Karen Halliday, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DALKEITH GROUP, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Member/Owner, CCO

Title

BRIAN D PAHK
NOTARY PUBLIC-STATE OF NEW YORK
Registration No. 01PA6248720
Qualified in Kings County
Commission Exp September 19, 2023

Notary Public February 11, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of Dalkeith Group, LLC:

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Dalkeith Group, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in members' equity, and cash flows for the period February 15, 2019 (Date of Registration) through December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the period February 15, 2019 (Date of Registration) through December 31, 2019, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.
Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
February 21, 2020

818-451-4661
9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

DALKEITH GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash		$ 31,571
Accounts receivable	$ 850,032	
Less Allowance for Bad Debts	(850,000)	
Net accounts receivable		32
Prepaid expenses		6,659
TOTAL ASSETS		$ 38,262

LIABILITIES AND MEMBERS' EQUITY

Due to related party	553
Accounts payable and accrued expenses	11,336
Total Liabilities	11,889
Members' Equity	26,373
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 38,262

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

DALKEITH GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD FEBRUARY 15, 2019 TO DECEMBER 31, 2019

Revenues		
Private placements	$	853,746
Reimburseable Expenses		4,790
Total Revenues		858,536
Expenses		
Bad debt		850,000
Travel and meals		19,906
Professional fees		40,225
Regulatory and exchange fees		9,562
Office expenses		7,748
Total Expenses		927,441
Net (loss)	$	(68,905)

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

DALKEITH GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD FEBRUARY 15, 2019 TO DECEMBER 31, 2019

	Members' Equity
Balance - February 15, 2019	$ 73,531
Member Contributions	21,747
Net Loss	(68,905)
Balance - December 31, 2019	$ 26,373

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

DALKEITH GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD FEBRUARY 15, 2019 TO DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(68,905)
Adjustments to reconcile net loss to cash used:		
Increase in prepaid expenses		(4,224)
Increase in accounts receivable		(850,032)
Increase in allowance for bad debts		850,000
Increase in accounts payable and accrued expenses		3,336
Increase in related party payable		553
Net cash used in operating activities		(69,272)
CASH FLOWS FROM INVESTING ACTIVITIES:		
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash Capital Contributions		21,747
Net cash provided by financing activities		21747
NET DECREASE IN CASH		(47,525)
CASH:		
Cash - February 15, 2019		79,096
Cash - December 31, 2019	$	31,571
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Income taxes paid		0
Interest paid		0

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

1. Organization and Nature of Business Activity

Dalkeith Group, LLC (the "Company") is a multi-member Limited Liability Company formed in the State of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company received its FINRA approval for membership on February 15, 2019. The Company operates under the provisions of Paragraph (k) (2) (i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. The Company has agreed to limit its business to private placement of securities.

2. Summary of Significant Accounting Policies

A. Revenue Recognition

The Company earns agency placement fees and sales agent commissions in non-underwritten transactions, such as private placements of debt and equity securities and other offerings. The Company records placement revenues at the point in time when the services for the transactions are completed under the terms of each assignment or engagement contract and, for some engagements, payments may be received and recorded annually.

B. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

C. New Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") Accounting Standards Updated ("ASU") issued ASU No. 2016-02, Leases (Topic 482), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than

12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosure. Lessor accounting is largely unchanged. ASU is effective for the Company as of its year ending December 31, 2019. Management has determined that ASU 2016-02 will not have a material impact on the Company's financial statements.

D. Accounts Receivable

Accounts receivable are uncollaterized obligations due under normal terms granted by the Company. The carrying amount of accounts receivable is reduced by a valuation allowance that reflects managements best estimate of amounts that will not be collected.

3. Income Taxes

No provision for federal and state income taxes has been made since the Company is not a taxable entity. As a multi member limited liability company, the members are individually liable for the taxes on the Company's income or loss.

4. Accounts Receivable

Accounts receivable at December 31, 2019 amount to $850,000. The receivable has arisen on account of a sales contract entered with a client. The management believes that the account has become bad and doubtful of recovery due to disputes raised by their client. The Company has made a 100% valuation allowance at December 31, 2019.

5. Net Capital Requirement

The Company is subject to the SEC's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company's net capital of $19,682 which was $14,682 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .60 to 1.

6. Subsequent Events

The Company has evaluated events and transactions subsequent to year end and no events have been identified which require disclosure.

7. Significant Accounting Policies

Effective January 1, 2019, the Company adopted the new FASB accounting standard ASC 842, Leases, which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

The Company has no arrangements subject to ASC 842 therefore, the adoption of ASC 842 did not have a significant effect on the Company's financial statements for the year ended December 31, 2019.

DALKEITH GROUP, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

NET CAPITAL:				
Members' equity			$	26,373
Less non-allowable assets and deductions:				
Prepaid expenses and other non-allowables	$	6,691		
				6,691
Net capital before haircuts on securities positions				19,682
Less: Haircuts and exempted securities				0
NET CAPITAL			$	19,682
AGGREGATE INDEBTEDNESS			$	11,889
MINIMUM NET CAPITAL REQUIRED (12.50% of aggregate indebtedness)			$	1,486
MINIMUM NET CAPITAL DOLLAR REQUIREMENT			$	5,000
MINIMUM NET CAPITAL REQUIRED (Greater of above)			$	5,000
EXCESS NET CAPITAL ($19,682 - $5,000)			$	14,682
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$	11,889		
	$	19,682		60.41%

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2019

See report of independent registered public accounting firm

DALKEITH GROUP, LLC
SCHEDULE II
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/
DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2019

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (k)(2)(i). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Dalkeith Group, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Dalkeith Group, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Dalkeith Group, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Dalkeith Group, LLC stated that Dalkeith Group, LLC met the identified exemption provisions throughout the period February 15, 2019 (Date of Registration) through December 31, 2019 without exception. Dalkeith Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dalkeith Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 21, 2020

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

DALKEITH
GROUP

Assertions Regarding Exemption Provisions

We, as members of management of Dalkeith Group LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the time period February 15, 2019 to December 31, 2019.

Dalkeith Group LLC

By:

Karen Halliday, Member/Owner, CCO